FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter Results

Herzliya, Israel – May 27, 2008 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter of 2008.

Revenues for the first quarter totaled $135.8 million an increase of 20% compared to $113.5 million in the first quarter of 2007.

Operating income in the first quarter of 2007 was $6.5 million compared to $6.2 million in the same quarter of 2007.

Net income generated from continuing operation in the first quarter of 2008 was $3.0 million compared to net income generated from continuing operation of $2.3 million in the first quarter of 2007.

Our cash and short time investments totaled approximately $207 million as of March 31, 2008. and our current ratio was 2.5.

In April 2008, Formula distributed a cash dividend of approximately $10 million, or $0.76 per share.

Guy Bernstein, CEO of Formula, commented: "I am pleased with the constant growth of the Group activity especially in light of the turbulent times. Our first quarter revenues represent s well over $500 million for the whole year.  Well equipped with the necessary resources, we will continue to explore acquisitions outside the Group while focusing on increasing internal synergies, cross selling and joint ventures within the group."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	161,166	161,504
Short-term investments	45,467	38,731
Marketable securities available for sale	962	1,545
Trade receivables	141,023	139,676
Other accounts receivable	23,191	33,222
Assets attributed to discontinued operations	35	41
Inventories	3,503	3,157

	375,347	377,876

LONG-TERM INVESTMENTS & DEPOSITES , LOANS AND RECEIVABLES:
Loans and other investments	14,990	14,377
Investments in affiliates	3,656	3,682

	18,646	18,059

SEVERANCE PAY FUND	38,435	36,851

FIXED ASSETS, NET	16,420	15,794

OTHER ASSETS, NET	172,845	162,653

	621,693	611,233

CURRENT LIABILITIES:
Liabilities to banks and others	16,825	26,481
Trade payables	52,717	56,172
Other accounts payable	76,381	72,521
Debentures	4,102	3,725
Liabilities attributed to discontinued operations	465	503

	150,490	159,402

LONG-TERM LIABILITIES:
Debentures	76,172	71,679
Unrealized Gain	92	85
Deferred taxes	3,623	3,276
Customer advances	1,990	2,181
Liabilities to banks and others	24,179	23,684
Liability in respect of the acquisition of activities	1,299	1,374
Accrued severance pay	46,334	43,249

	153,689	145,528

MINORITY INTEREST	109,033	107,915

SHAREHOLDERS’ EQUITY	208,481	198,388

	621,693	611,233

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2008	2007
	U.S.$
	(in thousands, except per share data)

Revenues	135,785	113,550
Cost of revenues	101,749	84,738

Gross profit	34,036	28,812
Research and development costs, net	1,434	1,211
Selling, general and administrative expenses	25,191	20,432
Depreciation and amortization	921	839
Restructuring and non-recurring costs	-	129

Operating income	6,490	6,201
Financial income (expenses), net	25	(551)

	6,515	5,650
Gain (loss)on realization of investments	(274)	99
Other expenses, net	(44)	(257)

Income before taxes on income	6,197	5,492
Taxes on income	471	708

	5,726	4,784
Equity in losses of affiliated companies, net	(275)	(151)
Minority interest in profits, net	2,406	2,351

Income from continuing operation	3,045	2,282
Income from discontinued operations	-	682

Net income	3,045	2,964

Earnings per share generated from continued operation :
Basic	0.23	0.19

Diluted	0.23	0.19

Earnings per share generated from discontinuing operation :
Basic	-	0.03
Diluted	-	0.03

Weighted average number of shares outstanding:
Basic	13,200	13,200

Diluted	13,200	13,200